Exhibit (a)(5)(B)

ZTO Express Announces Completion of the Repurchase Right Offer for Its
1.50% Convertible Senior Notes due 2027

SHANGHAI, August 29, 2025 /PRNewswire/ — ZTO Express (Cayman) Inc. (NYSE: ZTO and HKEX: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced that it has completed its previously announced repurchase right offer relating to its 1.50% Convertible Senior Notes due 2027 (CUSIP No. 98980AAB1) (the “Notes”). The repurchase right offer expired at 5:00 p.m., New York City time, on Thursday, August 28, 2025. Based on information from Citibank, N.A., as the paying agent for the Notes, US$982,252,000 aggregate principal amount of the Notes (the “Repurchase Price”) were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer. The Company has forwarded cash in payment of the Repurchase Price to the Paying Agent for distribution to the Holders that had validly exercised their Repurchase Right. Following settlement of the repurchase, US$17,748,000 aggregate principal amount of the Notes will remain outstanding and continue to be subject to the existing terms of the Indenture and the Notes.

Materials filed with the SEC will be available electronically without charge at the SEC’s website, http://www.sec.gov. Documents filed with the SEC may also be obtained without charge at the Company’s website, https://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit: https://zto.investorroom.com.

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508

SOURCE ZTO Express (Cayman) Inc.